EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 8, 2022

Eldorado Publishes Inaugural Climate Change and Greenhouse Gas

Emissions (GHG) Report; Sets Target of Mitigating GHG Emissions by 30%

by 2030

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or the “Company”) is pleased to announce that today, the Company published its inaugural Climate Change and Greenhouse Gas (“GHG”) Emissions Report (the “Report”) and has set a target to mitigate GHG emissions.

The Report is available on Eldorado Gold’s website (https://www.eldoradogold.com/responsibility).

Report Highlights

•	Eldorado’s inaugural report supports our phased alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”) and details the Company’s governance, strategy, risk management, metrics, and targets around climate change risks and opportunities.

•	A target of mitigating GHG emissions by 30%, from 2020 levels, by 2030 on a ‘business as usual’ basis; equal to approximately 65,000 tonnes of carbon dioxide equivalent (“tCO2e”).

•	To achieve this target Eldorado is focused on pursuing decarbonization through four key pathways including: measuring and monitoring; operational efficiencies and continuous improvement; technologies, processes, and energy generation; and energy procurement and strategy.

•	The Company has completed a preliminary physical and transitional climate scenario risk analysis to begin developing and implementing mitigation measures that build resilience into our business practices.

“Responsible mining is at the foundation of our business, and this report is a culmination of more than two years of work completed by our global teams,” said George Burns, President and CEO. “We have made tremendous progress to better understand and address climate-related risks and opportunities facing our business which will help us achieve our GHG emissions target and support our journey to decarbonization. We are committed to implementing sustainability from the ground up in all aspects of our business, including doing our part to mitigate our environmental impacts, improve the resiliency of our business and work in cooperation with communities in the face of climate change.”

Eldorado’s Climate Action and Progress

Eldorado has been tracking and reporting on our GHG emissions since 2016. We have made progress in several areas.

•	In 2021, we formally launched Eldorado’s Sustainability Integrated Management System (“SIMS”), which provides a set of company-wide minimum performance standards for health and safety, environment, social performance, and security, and includes specific standards for energy and GHG monitoring, management and project integration.

•	Eldorado is implementing an Energy and Carbon Management System which supports identification, assessment, selection, and tracking of energy and climate-related risks and opportunities during project design, and drives efficiencies at existing operations.
•	Eldorado is a leader in carbon emissions intensity among peers, reporting a 2020 average emissions intensity of 0.37 tCO2e per ounce of gold produced across its four operating mines, compared to an asset-based industry average of 0.67 tCO2e per ounce of gold produced by underground and open-pit mines.

Feedback

For more information on our approach to reducing carbon emissions and to download a copy of the report, visit our website https://www.eldoradogold.com/responsibility. We welcome feedback from all stakeholders regarding our sustainability reporting.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.616 2296 or 1.888.363.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “continue”, “projected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information includes, but is not limited to, statements or information with respect to establishing sustainability and environmental targets, goals and strategies, including related to GHG emissions, and the ability to meet the same, the achievability and actionability of our climate change strategy, implementing the SIMS, meeting diversity and safety goals, benefits of improvements at its mines, including flotation columns at Efemçukuru; our planned capital and exploration expenditures, conversion of mineral resources to mineral reserves, our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow, expected metallurgical recoveries, gold price outlook and the gold concentrate market and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the completion and results of our exploration programs; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet sustainability, environmental, diversity or safety targets, goals and strategies (including GHG targets); inability to implement meet the Sustainability Framework and SIMs ; global outbreaks of infectious diseases, including COVID-19; timing and cost of construction and exploration, geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market, recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Information and Risks” and “Risk factors in our business” in the Company’s most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.